

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 12, 2021

Joseph A. Geraci, II
Chief Financial Officer
Mill City Ventures III, Ltd.
1907 Wayzata Blvd #205
Wayzata, Minnesota 55391

      Re: Mill City Ventures III, Ltd
           Form 10-K for the Fiscal Year Ended December 31, 2020
           File No. 811-22778

Dear Mr. Geraci:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Finance

cc: Douglas M. Polinsky